EXHIBIT 99.22

DR. ROBERT S. MORRISON, Ph.D., MAusIMM (CP)

CONSENT of EXPERT

Reference is made to the Annual Report on Form 40-F/A (the “40-F/A”) of Entree Gold Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

 I hereby consent to the use of and reference to my name as a Qualified Person for the Ann Mason Technical Report dated January 26, 2010, under the heading “Material Mineral Properties – Ann Mason Property” in the Company’s Amended and Restated Annual Information Form for the year ended December 31, 2009, dated November 2, 2010, and in the 40-F/A.

Sincerely,

/s/ Dr. Robert Morrison,
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DR. ROBERT S. MORRISON, Ph.D., MAusIMM (CP)